UNITED STATES SECURITIES ANDEXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9
SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Audible, Inc.
(Name of Subject Company)
Audible, Inc.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
 (Title of Class of Securities)

05069A302
 (CUSIP Number of Class of Securities)

Donald R. Katz
Chief Executive Officer

Audible, Inc.
1 Washington Park - 16th Floor
Newark, New Jersey 07102-3116
(973) 820-0400

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)

with copies to:

Edwin M. Martin, Jr., Esq.
Nancy A. Spangler, Esq.
John E. Depke, Esq.
DLA Piper USLLP
1251 Avenue of the Americas
New York, New York 10020-1104

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Presentation to Audible Employees

▪
The tender offer documents will be filed by Amazon.com with the SEC next week and will also be sent to Audible stockholders. The process to closing is anticipated to take a month or two, but could take longer. You’ll also see the information statement that we will file supporting the tender offer. If you are an Audible Stockholder, you will need to read these documents carefully.

▪
This transaction will be a “change of control”, which means that half of your unvested RSU’s will vest, and at the close of the transaction, you will receive a payment equal to their value calculated at $11.50 per share.  The unvested portion of your RSU’s will convert into RSU’s for Amazon stock, based upon the average price of Amazon stock for the five trading days prior to the closing of our deal.

▪
Half of your unvested options will also vest on the change of control, and your unexercised options will be converted into options to purchase Amazon stock, based upon the same fivetrading day average price.

▪	Your current vesting schedule (and other terms and conditions) will be maintained on RSUs and Options.

This information is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Audible, Inc. common stock has not commenced. At the time the offer is commenced, AZBC Holdings, Inc., a wholly owned subsidiary of Amazon.com, Inc., will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and the Company will file a solicitation/ recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.